UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 December 2019

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Total Voting Rights 02 December 2019	Announcement Director/PDMR Shareholding 02 December 2019
Announcement Transaction in Own Shares 02 December 2019	Announcement Methodology change for organic non-GAAP measures 03 December 2019
Announcement Transaction in Own Shares 03 December 2019 Announcement Transaction in Own Shares 05 December 2019	Announcement Transaction in Own Shares 04 December 2019 Announcement Transaction in Own Shares 06 December 2019
Announcement Transaction in Own Shares 09 December 2019	Announcement Director/PDMR Shareholding 10 December 2019
Announcement Director/PDMR Shareholding 10 December 2019	Announcement Transaction in Own Shares 10 December 2019
Announcement Transaction in Own Shares 11 December 2019	Announcement Transaction in Own Shares 12 December 2019
Announcement Transaction in Own Shares 13 December 2019	Announcement Transaction in Own Shares 16 December 2019
Announcement Director/PDMR Shareholding 17 December 2019	Announcement Transaction in Own Shares 20 December 2019
Announcement Director/PDMR Shareholding 31 December 2019

Diageo PLC – Total Voting Rights
Dated 2 December 2019

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Total Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the Disclosure Guidelines and Transparency Rules and Article 15 of the Transparency Directive, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 30 November 2019 consisted of 2,572,760,118 Ordinary Shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 225,924,393 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,346,835,725 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

James Edmunds
Deputy Company Secretary

2 December 2019

Diageo PLC – Director/PDMR Shareholding
Dated 2 December 2019

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 27 November 2019, Brian Franz, exercised options under The Diageo plc Senior Executive Share Option Plan.

The notification below, which has been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

2 December 2019

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Brian Franz
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	1. Exercise of options over American Depositary Shares under The Diageo plc Senior Executive Share Option Plan. 2. Sale of American Depositary Shares.
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	$113.66	2,605
		2.	$164.26	2,605
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-11-27
f)	Place of transaction	1. Outside a trading venue 2. New York Stock Exchange (XNYS)

Diageo PLC – Transaction in Own Shares
Dated 2 December 2019

Diageo plc
Transaction in Own Shares
2 December 2019

Diageo plc ('Diageo') announces today that it has purchased 1,071,502 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
02 December 2019	671,502	3,188.50	3,129.00	3,141.97	LSE
02 December 2019	150,000	3,170.00	3,129.50	3,145.00	CHIX
02 December 2019	250,000	3,175.00	3,129.50	3,144.85	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/3995V_1-2019-12-2.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction. LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Methodology change for organic non-GAAP measures
Dated 3 December 2019

3 December 2019
Change in method for calculating organic non-GAAP measures
Diageo announced, at its Capital Markets Day on 22 May 2019, that it would change its method of calculating organic growth for periods beginning with the six months ending 31 December 2019. Organic growth is a non-GAAP financial measure. See 'Explanatory Notes' below for an explanation and reconciliation of non-GAAP measures.
Going forward, Diageo will calculate the exchange adjustment included in the organic movement calculation by translating the current period results at the prior period weighted average exchange rates. Previously, Diageo had calculated the exchange adjustment included in the organic calculation by translating the prior period results at the current period exchange rates.
This change in methodology will significantly simplify Diageo's internal reporting processes by more closely aligning its calculation of organic movements with its internal management reporting. Diageo also believes this methodology will allow investors to better compare Diageo's organic movements with its peer group listed on page 92 of the Annual Report 2019.
Exchange impacts in respect of the external hedging of the intergroup sales of products and the intergroup recharging of third party services will continue to be allocated to the geographical segment to which they relate.  Any residual exchange impacts will continue to be reported in Corporate. Results from markets that have hyperinflationary economies are translated at respective years' actual rates. As a result, no exchange difference is reported. Under the revised methodology, the adjustments included in respect of Acquisitions and Disposals in the organic reconciliation, calculated at the prior period's weighted average rate, have not changed materially.
Organic growth for sales, net sales, marketing and operating profit for the years ended 30 June 2019 and 2018 and for the six month period ended 31 December 2018 are set out in the tables below under both the prior methodology and the new methodology with no significant difference for all periods, geographical segments and key categories:

Explanatory notes
Definitions and reconciliation of non-GAAP measures to GAAP measures
Diageo's strategic planning process is based on certain non-GAAP measures, including organic movements. These non-GAAP measures are chosen for planning and reporting, and some of them are used for incentive purposes. The group's management believes these measures provide valuable additional information for users of the financial statements in understanding the group's performance. These non-GAAP measures should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.
Organic movements
Organic information is presented using pounds sterling amounts on a constant currency basis excluding the impact of exceptional items and acquisitions and disposals. Organic measures enable users to focus on the performance of the business which is common to both years and which represents those measures that local managers are most directly able to influence.
Calculation of organic movements under new methodology
The organic movement percentage is the amount in the row titled 'Organic movement' in the tables below, expressed as a percentage of the absolute amount in the associated relevant row titled 'adjusted'. Organic operating margin is calculated by dividing operating profit before exceptional items by net sales after excluding the impact of exchange rate movements and acquisitions and disposals.
(a) Exchange rates
'Exchange' in the organic movement calculation reflects the adjustment to recalculate the reported results as if they had been generated at the prior period weighted average exchange rates.
Exchange impacts in respect of the external hedging of inter group sales by the markets in a currency other than their functional currency and the inter group recharging of services are also translated at prior period weighted average exchange rates and are allocated to the geographical segment to which they relate. Residual exchange impacts are reported as part of the Corporate segment.
(b) Acquisitions and disposals
For acquisitions in the current period, the post acquisition results are excluded from the organic movement calculations. For acquisitions in the prior period, post acquisition results are included in full in the prior period but are included in the organic movement calculation from the anniversary of the acquisition date in the current period. The acquisition row also eliminates the impact of transaction costs that have been charged to operating profit in the current or prior period in respect of acquisitions that, in management's judgement, are expected to be completed.
Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the period up to the date of the external results announcement, the group, in the organic movement calculations, excludes the results for that business from the current and prior period. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management.
(c) Exceptional items
Exceptional items are those that in management's judgement need to be disclosed by virtue of their size and/or nature. Such items are included within the income statement caption to which they relate, and are separately disclosed in the notes to the consolidated financial statements, and are excluded from the organic movement calculations.
Exceptional operating items are those that are considered to be material and/or unusual or non-recurring in nature and are part of the operating activities of the group such as impairments of fixed assets, indirect tax settlements, property disposals and changes in post-employment plans.
Gains and losses on the sale of businesses, brands or distribution rights, step up gains and losses that arise when an investment becomes an associate or an associate becomes a subsidiary and other material, unusual non-recurring items, that are not in respect of the production, marketing and distribution of premium drinks, are disclosed as non-operating exceptional items below operating profit in the consolidated income statement.
Exceptional current and deferred tax items, comprising material unusual non-recurring items, impact taxation. Examples include, direct tax provisions and settlements in respect of prior years and the remeasurement of deferred tax assets and liabilities following tax rate changes.
It is believed that separate disclosure of exceptional items and the classification between operating and non-operating items further helps investors to understand the performance of the group.

Organic movement calculations for the year ended 30 June 2019 under both the new and old methodologies were as follows:
Year ended 30 June 2019

As calculated under new methodology								As calculated under old methodology

	North America £ million	Europe and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million		North America £ million	Europe and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Sales								Sales
2018 reported	4,671	5,232	2,083	1,352	5,042	52	18,432	2018 reported	4,671	5,232	2,083	1,352	5,042	52	18,432
Exchange	(34)	(1)	(4)	5	(17)	(1)	(52)	Exchange	200	(291)	12	(35)	(120)	-	(234)
Disposals	(175)	(7)	(4)	(1)	(10)	-	(197)	Disposals	(185)	(7)	(4)	(1)	(10)	-	(207)
2018 adjusted	4,462	5,224	2,075	1,356	5,015	51	18,183	2018 adjusted	4,686	4,934	2,091	1,316	4,912	52	17,991
Organic movement	239	223	145	127	461	3	1,198	Organic movement	249	195	142	127	443	1	1,157
Acquisitions and disposals	133	2	2	1	1	-	139	Acquisitions and disposals	139	3	2	1	1	-	146
Exchange	240	(317)	13	(40)	(121)	(1)	(226)	Exchange	n/a	n/a	n/a	n/a	n/a	n/a	n/a
2019 reported	5,074	5,132	2,235	1,444	5,356	53	19,294	2019 reported	5,074	5,132	2,235	1,444	5,356	53	19,294
Organic movement %	5	4	7	9	9	6	7	Organic movement %	5	4	7	10	9	2	6

Net sales								Net sales
2018 reported	4,116	2,932	1,491	1,069	2,503	52	12,163	2018 reported	4,116	2,932	1,491	1,069	2,503	52	12,163
Exchange	(28)	(4)	(4)	3	(8)	(1)	(42)	Exchange	176	(95)	8	(29)	(36)	-	24
Disposals	(136)	(3)	(3)	(1)	(6)	-	(149)	Disposals	(143)	(3)	(3)	(1)	(6)	-	(156)
2018 adjusted	3,952	2,925	1,484	1,071	2,489	51	11,972	2018 adjusted	4,149	2,834	1,496	1,039	2,461	52	12,031
Organic movement	206	113	104	89	231	3	746	Organic movement	216	104	100	90	226	1	737
Acquisitions and disposals	93	-	1	1	1	-	96	Acquisitions and disposals	95	1	1	1	1	-	99
Exchange	209	(99)	8	(31)	(33)	(1)	53	Exchange	n/a	n/a	n/a	n/a	n/a	n/a	n/a
2019 reported	4,460	2,939	1,597	1,130	2,688	53	12,867	2019 reported	4,460	2,939	1,597	1,130	2,688	53	12,867
Organic movement %	5	4	7	8	9	6	6	Organic movement %	5	4	7	9	9	2	6

Marketing								Marketing
2018 reported	662	474	158	196	388	4	1,882	2018 reported	662	474	158	196	388	4	1,882
Exchange	(5)	(4)	1	-	(2)	-	(10)	Exchange	24	(10)	1	(7)	(3)	-	5
Reclassification	-	-	10	-	-	-	10	Reclassification	-	-	10	-	-	-	10
Disposals	(1)	-	-	-	-	-	(1)	Disposals	(1)	-	-	-	-	-	(1)
2018 adjusted	656	470	169	196	386	4	1,881	2018 adjusted	685	464	169	189	385	4	1,896
Organic movement	71	27	4	11	27	(1)	139	Organic movement	75	26	5	12	27	(1)	144
Acquisitions and disposals	2	-	-	-	-	-	2	Acquisitions and disposals	2	-	-	-	-	-	2
Exchange	33	(7)	1	(6)	(1)	-	20	Exchange	n/a	n/a	n/a	n/a	n/a	n/a	n/a
2019 reported	762	490	174	201	412	3	2,042	2019 reported	762	490	174	201	412	3	2,042
Organic movement %	11	6	2	6	7	(25)	7	Organic movement %	11	6	3	6	7	(25)	8

Operating profit								Operating profit
2018 reported	1,882	1,028	191	308	568	(158)	3,819	2018 reported	1,882	1,028	191	308	568	(158)	3,819
Exchange	(23)	(3)	6	-	(3)	6	(17)	Exchange	74	(35)	(6)	(2)	(6)	-	25
Acquisitions and disposals	(85)	(2)	(2)	-	(2)	-	(91)	Acquisitions and disposals	(90)	(2)	(2)	-	(2)	-	(96)
2018 adjusted	1,774	1,023	195	308	563	(152)	3,711	2018 adjusted	1,866	991	183	306	560	(158)	3,748
Organic movement	62	29	77	67	148	(44)	339	Organic movement	52	22	91	59	143	(31)	336
Acquisitions and disposals	30	(1)	-	-	-	(1)	28	Acquisitions and disposals	30	1	1	-	-	-	32
Exchange	82	(37)	3	(10)	(8)	8	38	Exchange	n/a	n/a	n/a	n/a	n/a	n/a	n/a
2019 reported	1,948	1,014	275	365	703	(189)	4,116	2019 reported	1,948	1,014	275	365	703	(189)	4,116
Organic movement %	3	3	39	22	26	(29)	9	Organic movement %	3	2	50	19	26	(20)	9

Organic operating margin								Organic operating margin
2019	44.2%	34.6%	17.1%	32.3%	26.1%	n/a	31.8%	2019	43.9%	34.5%	17.2%	32.3%	26.2%	n/a	32.0%
2018	44.9%	35.0%	13.1%	28.8%	22.6%	n/a	31.0%	2018	45.0%	35.0%	12.2%	29.5%	22.8%	n/a	31.2%
Margin improvement/ (decline) (bps)	(73)	(35)	399	357	352	n/a	85	Margin improvement/ (decline) (bps)	(103)	(49)	494	288	341	n/a	83

Key categories - as calculated under new methodology				Key categories - as calculated under old methodology
	Organic volume movement %	Organic net sales movement %	Reported net sales movement %		Organic volume movement %	Organic net sales movement %	Reported net sales movement %
Spirits	3	7	6	Spirits	3	7	6
Scotch	2	6	6	Scotch	2	6	6
Vodka	2	2	4	Vodka	2	2	4
US whiskey	2	4	9	US whiskey	2	4	9
Canadian whisky	6	6	8	Canadian whisky	6	6	8
Rum	(3)	(2)	(3)	Rum	(3)	(2)	(3)
Indian-Made Foreign Liquor (IMFL) whisky	6	8	3	Indian-Made Foreign Liquor (IMFL) whisky	6	8	3
Liqueurs	1	3	4	Liqueurs	1	4	4
Gin	17	23	23	Gin	17	22	23
Tequila	19	29	37	Tequila	19	29	37
Beer	1	3	4	Beer	1	3	4
Ready to drink	7	12	12	Ready to drink	7	12	12

Organic movement calculations for the six months ended 31 December 2018 under the new and old methodologies were as follows:

Six months ended 31 December 2018

As calculated under new methodology								As calculated under old methodology

	North America £ million	Europe and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million		North America £ million	Europe and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Sales								Sales
2017 reported	2,467	2,887	1,088	840	2,625	27	9,934	2017 reported	2,467	2,887	1,088	840	2,625	27	9,934
Exchange	(70)	(45)	(10)	(14)	(61)	(1)	(201)	Exchange	52	(193)	(1)	(47)	(125)	-	(314)
Reclassification	1	12	-	-	(13)	-	-	Reclassification	1	12	-	-	(13)	-	-
Disposals	(92)	(4)	(2)	-	(9)	-	(107)	Disposals	(97)	(4)	(3)	-	(9)	-	(113)
2017 adjusted	2,306	2,850	1,076	826	2,542	26	9,626	2017 adjusted	2,423	2,702	1,084	793	2,478	27	9,507
Organic movement	143	193	74	59	292	2	763	Organic movement	151	174	74	70	286	1	756
Acquisitions and disposals	88	3	2	1	1	-	95	Acquisitions and disposals	93	3	2	1	1	-	100
Exchange	130	(167)	8	(22)	(70)	-	(121)	Exchange	n/a	n/a	n/a	n/a	n/a	n/a	n/a
2018 reported	2,667	2,879	1,160	864	2,765	28	10,363	2018 reported	2,667	2,879	1,160	864	2,765	28	10,363
Organic movement %	6	7	7	7	11	8	8	Organic movement %	6	6	7	9	12	4	8

Net sales								Net sales
2017 reported	2,183	1,599	774	649	1,298	27	6,530	2017 reported	2,183	1,599	774	649	1,298	27	6,530
Exchange	(63)	(17)	(9)	(11)	(22)	(1)	(123)	Exchange	44	(60)	(1)	(35)	(39)	-	(91)
Reclassification	1	12	-	-	(13)	-	-	Reclassification	1	12	-	-	(13)	-	-
Disposals	(72)	(2)	(2)	-	(5)	-	(81)	Disposals	(75)	(2)	(2)	-	(5)	-	(84)
2017 adjusted	2,049	1,592	763	638	1,258	26	6,326	2017 adjusted	2,153	1,549	771	614	1,241	27	6,355
Organic movement	125	86	50	49	156	2	468	Organic movement	130	83	49	57	156	1	476
Acquisitions and disposals	69	1	1	1	1	-	73	Acquisitions and disposals	73	1	1	1	1	-	77
Exchange	113	(46)	7	(16)	(17)	-	41	Exchange	n/a	n/a	n/a	n/a	n/a	n/a	n/a
2018 reported	2,356	1,633	821	672	1,398	28	6,908	2018 reported	2,356	1,633	821	672	1,398	28	6,908
Organic movement %	6	5	7	8	12	8	7	Organic movement %	6	5	6	9	13	4	7

Marketing								Marketing
2017 reported	338	246	83	109	188	4	968	2017 reported	338	246	83	109	188	4	968
Exchange	(4)	-	4	(2)	(3)	(2)	(7)	Exchange	10	(7)	3	(6)	(4)	-	(4)
Reclassification	(1)	-	-	1	-	-	-	Reclassification	(1)	-	-	1	-	-	-
Disposals	(1)	-	-	-	-	-	(1)	Disposals	(1)	-	-	-	-	-	(1)
2017 adjusted	332	246	87	108	185	2	960	2017 adjusted	346	239	86	104	184	4	963
Organic movement	30	18	4	7	25	(1)	83	Organic movement	36	21	5	6	24	(2)	90
Acquisitions	2	-	-	-	-	-	2	Acquisitions	1	-	-	-	-	-	1
Exchange	19	(4)	-	(5)	(2)	1	9	Exchange	n/a	n/a	n/a	n/a	n/a	n/a	n/a
2018 reported	383	260	91	110	208	2	1,054	2018 reported	383	260	91	110	208	2	1,054
Organic movement %	9	7	5	6	14	(50)	9	Organic movement %	10	9	6	6	13	(50)	9

Operating profit								Operating profit
2017 reported	1,027	599	120	218	316	(90)	2,190	2017 reported	1,027	599	120	218	316	(90)	2,190
Exchange	(22)	(9)	1	(3)	(7)	11	(29)	Exchange	39	(25)	(2)	(7)	(3)	(2)	-
Reclassification	1	9	-	(1)	(9)	-	-	Reclassification	1	9	-	(1)	(9)	-	-
Acquisitions and disposals	(43)	(1)	(1)	-	(1)	-	(46)	Acquisitions and disposals	(46)	(1)	(1)	-	(1)	-	(49)
2017 adjusted	963	598	120	214	299	(79)	2,115	2017 adjusted	1,021	582	117	210	303	(92)	2,141
Organic movement	39	38	31	47	112	(7)	260	Organic movement	36	31	35	44	106	12	264
Acquisitions and disposals	42	1	1	-	-	-	44	Acquisitions and disposals	44	1	1	-	-	-	46
Exchange	57	(23)	1	(7)	(2)	6	32	Exchange	n/a	n/a	n/a	n/a	n/a	n/a	n/a
2018 reported	1,101	614	153	254	409	(80)	2,451	2018 reported	1,101	614	153	254	409	(80)	2,451
Organic movement %	4	6	26	22	37	(9)	12	Organic movement %	4	5	30	21	35	13	12

Organic operating margin								Organic operating margin
2018	46.1%	37.9%	18.6%	38.0%	29.1%	n/a	35.0%	2018	46.3%	37.6%	18.5%	37.9%	29.3%	n/a	35.2%
2017	47.0%	37.6%	15.7%	33.5%	23.8%	n/a	33.4%	2017	47.4%	37.6%	15.2%	34.2%	24.4%	n/a	33.7%
Margin improvement/ (decline) (bps)	(91)	34	285	445	530	n/a	152	Margin improvement/ (decline) (bps)	(112)	(1)	336	365	486	n/a	152

Key categories - as calculated under new methodology				Key categories - as calculated under old methodology
	Organic volume movement %	Organic net sales movement %	Reported net sales movement %		Organic volume movement %	Organic net sales movement %	Reported net sales movement %
Spirits	4	7	5	Spirits	4	7	5
Scotch	4	7	6	Scotch	4	7	6
Vodka	2	2	2	Vodka	2	3	2
US whiskey	2	4	6	US whiskey	2	4	6
Canadian whisky	5	5	6	Canadian whisky	5	5	6
Rum	(4)	(4)	(5)	Rum	(4)	(3)	(5)
Indian-Made Foreign Liquor (IMFL) whisky	9	11	2	Indian-Made Foreign Liquor (IMFL) whisky	9	11	2
Liqueurs	-	2	2	Liqueurs	-	3	2
Gin	25	29	29	Gin	25	28	29
Tequila	18	29	36	Tequila	18	29	36
Beer	2	4	5	Beer	2	4	5
Ready to drink	9	16	15	Ready to drink	9	16	15

Organic movement calculations for the year ended 30 June 2018 under both the new and old methodologies were as follows:

Year ended 30 June 2018

As calculated under new methodology								As calculated under old methodology

	North America £ million	Europe and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million		North America £ million	Europe and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Sales								Sales
2017 reported	4,725	4,985	2,132	1,303	4,923	46	18,114	2017 reported	4,725	4,985	2,132	1,303	4,923	46	18,114
Exchange	8	(6)	(3)	26	14	-	39	Exchange	(261)	(113)	(130)	(61)	(160)	1	(724)
Reclassification	(8)	16	1	2	(11)	-	-	Reclassification	(8)	16	1	2	(11)	-	-
Disposals	-	(2)	-	-	(216)	-	(218)	Disposals	-	(3)	-	-	(207)	-	(210)
2017 adjusted	4,725	4,993	2,130	1,331	4,710	46	17,935	2017 adjusted	4,456	4,885	2,003	1,244	4,545	47	17,180
Organic movement	168	391	92	94	522	4	1,271	Organic movement	160	347	80	108	489	5	1,189
Acquisitions and disposals	58	-	-	-	8	-	66	Acquisitions and disposals	55	-	-	-	8	-	63
Exchange	(280)	(152)	(139)	(73)	(198)	2	(840)	Exchange	n/a	n/a	n/a	n/a	n/a	n/a	n/a
2018 reported	4,671	5,232	2,083	1,352	5,042	52	18,432	2018 reported	4,671	5,232	2,083	1,352	5,042	52	18,432
Organic movement %	4	8	4	7	11	9	7	Organic movement %	4	7	4	9	11	11	7

Net sales								Net sales
2017 reported	4,161	2,824	1,556	1,044	2,419	46	12,050	2017 reported	4,161	2,824	1,556	1,044	2,419	46	12,050
Exchange	8	(2)	(2)	27	14	-	45	Exchange	(228)	(15)	(105)	(43)	(64)	1	(454)
Reclassification	(8)	16	1	2	(11)	-	-	Reclassification	(8)	16	1	2	(11)	-	-
Disposals	-	(2)	-	-	(57)	-	(59)	Disposals	-	(3)	-	-	(55)	-	(58)
2017 adjusted	4,161	2,836	1,555	1,073	2,365	46	12,036	2017 adjusted	3,925	2,822	1,452	1,003	2,289	47	11,538
Organic movement	150	124	48	55	232	4	613	Organic movement	142	110	39	66	210	5	572
Acquisitions and disposals	52	-	-	-	4	-	56	Acquisitions and disposals	49	-	-	-	4	-	53
Exchange	(247)	(28)	(112)	(59)	(98)	2	(542)	Exchange	n/a	n/a	n/a	n/a	n/a	n/a	n/a
2018 reported	4,116	2,932	1,491	1,069	2,503	52	12,163	2018 reported	4,116	2,932	1,491	1,069	2,503	52	12,163
Organic movement %	4	4	3	5	10	9	5	Organic movement %	4	4	3	7	9	11	5

Marketing								Marketing
2017 reported	642	443	166	195	343	9	1,798	2017 reported	642	443	166	195	343	9	1,798
Exchange	11	10	(2)	4	(13)	(1)	9	Exchange	(21)	2	(11)	(8)	(5)	(1)	(44)
Reclassification	(2)	1	-	1	-	-	-	Reclassification	(2)	1	-	1	-	-	-
Disposals	-	-	-	-	-	-	-	Disposals	-	-	-	-	-	-	-
2017 adjusted	651	454	164	200	330	8	1,807	2017 adjusted	619	446	155	188	338	8	1,754
Organic movement	42	19	6	5	70	(3)	139	Organic movement	35	28	3	8	50	(4)	120
Acquisitions and disposals	8	-	-	-	-	-	8	Acquisitions and disposals	8	-	-	-	-	-	8
Exchange	(39)	1	(12)	(9)	(12)	(1)	(72)	Exchange	n/a	n/a	n/a	n/a	n/a	n/a	n/a
2018 reported	662	474	158	196	388	4	1,882	2018 reported	662	474	158	196	388	4	1,882
Organic movement %	6	4	4	3	21	(38)	8	Organic movement %	6	6	2	4	15	(50)	7

Operating profit before exceptional items								Operating profit before exceptional items
2017 reported	1,899	936	218	250	487	(189)	3,601	2017 reported	1,899	936	218	250	487	(189)	3,601
Exchange	102	(5)	16	37	41	1	192	Exchange	(60)	7	(20)	10	1	6	(56)
Reclassification	(4)	11	2	(1)	(8)	-	-	Reclassification	(4)	11	2	(1)	(8)	-	-
Acquisitions and disposals	-	-	-	1	-	1	2	Acquisitions and disposals	-	-	-	-	(2)	1	(1)
2017 adjusted	1,997	942	236	287	520	(187)	3,795	2017 adjusted	1,835	954	200	259	478	(182)	3,544
Organic movement	24	93	-	48	85	32	282	Organic movement	43	74	(9)	49	89	24	270
Acquisitions and disposals	4	-	-	-	1	-	5	Acquisitions and disposals	4	-	-	-	1	-	5
Exchange	(143)	(7)	(45)	(27)	(38)	(3)	(263)	Exchange	n/a	n/a	n/a	n/a	n/a	n/a	n/a
2018 reported	1,882	1,028	191	308	568	(158)	3,819	2018 reported	1,882	1,028	191	308	568	(158)	3,819
Organic movement %	1	10	-	17	16	17	7	Organic movement %	2	8	(5)	19	19	13	8

Organic operating margin								Organic operating margin
2018	46.9%	35.0%	14.7%	29.7%	23.3%	n/a	32.2%	2018	46.2%	35.1%	12.8%	28.8%	22.7%	n/a	31.5%
2017	48.0%	33.2%	15.2%	26.7%	22.0%	n/a	31.5%	2017	46.8%	33.8%	13.8%	25.8%	20.9%	n/a	30.7%
Margin (decline)/ improvement (bps)	(111)	175	(45)	295	131	n/a	70	Margin (decline)/ improvement (bps)	(58)	126	(96)	299	181	n/a	78

Key categories - as calculated under new methodology				Key categories - as calculated under old methodology
	Organic volume movement %	Organic net sales movement %	Reported net sales movement %		Organic volume movement %	Organic net sales movement %	Reported net sales movement %
Spirits	3	5	2	Spirits	3	5	2
Scotch	3	2	1	Scotch	3	2	1
Vodka	1	(1)	(6)	Vodka	1	(1)	(6)
US whiskey	2	7	1	US whiskey	2	7	1
Canadian whisky	-	2	(4)	Canadian whisky	-	2	(4)
Rum	(3)	1	(4)	Rum	(3)	1	(4)
Indian-Made Foreign Liquor (IMFL) whisky	4	8	(1)	Indian-Made Foreign Liquor (IMFL) whisky	4	8	(1)
Liqueurs	6	5	4	Liqueurs	6	6	4
Gin	17	17	14	Gin	17	16	14
Tequila	35	40	56	Tequila	35	40	56
Beer	1	5	(1)	Beer	1	4	(1)
Ready to drink	2	4	-	Ready to drink	2	4	-

Contacts
Investor enquiries:                                          Andy Ryan                          +44 (0) 20 8978 6504
investor.relations@diageo.com

Editor notes

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, J&B, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo's products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO).  For more information about Diageo, its people, brands, and performance, visit us at Diageo.com. For our global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit DRINKiQ.com.

Celebrating life, every day, everywhere.

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares Dated 3 December 2019
Diageo plc
Transaction in Own Shares
3 December 2019

Diageo plc ('Diageo') announces today that it has purchased 465,967 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
03 December 2019	315,967	3,155.00	3,115.00	3,129.65	LSE
03 December 2019	50,000	3,142.50	3,116.50	3,128.83	CHIX
03 December 2019	100,000	3,147.50	3,114.50	3,125.18	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/5587V_1-2019-12-3.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 4 December 2019

Diageo plc
Transaction in Own Shares
4 December 2019

Diageo plc ('Diageo') announces today that it has purchased 1,109,677 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
04 December 2019	713,165	3,097.00	3,063.50	3,080.65	LSE
04 December 2019	136,956	3,097.00	3,066.00	3,080.74	CHIX
04 December 2019	259,556	3,095.00	3,065.50	3,080.40	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/7192V_1-2019-12-4.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 5 December 2019

Diageo plc
Transaction in Own Shares
5 December 2019

Diageo plc ('Diageo') announces today that it has purchased 520,599 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
05 December 2019	471,000	3,084.50	3,060.00	3,071.58	LSE
05 December 2019	0	0.00	0.00	0.00	CHIX
05 December 2019	49,599	3,069.50	3,062.00	3,065.45	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/8886V_1-2019-12-5.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares Dated 6 December 2019
Diageo plc
Transaction in Own Shares
6 December 2019

Diageo plc ('Diageo') announces today that it has purchased 158,768 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
06 December 2019	152,090	3,099.50	3,061.00	3,084.85	LSE
06 December 2019	1,417	3,063.00	3,062.00	3,062.49	CHIX
06 December 2019	5,261	3,069.00	3,061.50	3,066.47	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/1115W_1-2019-12-6.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares Dated 9 December 2019
Diageo plc
Transaction in Own Shares
9 December 2019

Diageo plc ('Diageo') announces today that it has purchased 561,810 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
09 December 2019	410,889	3,090.50	3,066.00	3,078.24	LSE
09 December 2019	51,323	3,078.50	3,066.00	3,072.66	CHIX
09 December 2019	99,598	3,085.00	3,066.00	3,075.39	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/2644W_1-2019-12-9.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 10 December 2019

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Javier Ferrán
2.	Reason for the notification
a)	Position / status	Chairman
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Share purchase under arrangement with the Company
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£30.51	271
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-12-10
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Director/PDMR Shareholding
Dated 10 December 2019

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 10 December 2019, the following transactions took place in relation to the Diageo 2001 Share Incentive Plan:

1.   purchase of partnership shares using deductions from salary; and
2.   award of one matching share for every two partnership shares purchased.

The notifications below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

10 December 2019

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kathryn Mikells
2.	Reason for the notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£30.515	5 partnership shares
		Nil	3 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-12-10
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ewan Andrew
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£30.515	4 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-12-10
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	David Cutter
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£30.515	4 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-12-10
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Daniel Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£30.515	5 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-12-10
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Siobhán Moriarty
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£30.515	4 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-12-10
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mairéad Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£30.515	5 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-12-10
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dayalan Nayager
2.	Reason for the notification
a)	Position / status	Person closely associated with Mairéad Nayager
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£30.515	5 partnership shares
		Nil	3 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-12-10
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Transaction in Own Shares
Dated 10 December 2019

Diageo plc
Transaction in Own Shares
10 December 2019

Diageo plc ('Diageo') announces today that it has purchased 527,552 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
10 December 2019	420,836	3,080.00	3,039.00	3,060.95	LSE
10 December 2019	42,436	3,064.50	3,039.00	3,051.54	CHIX
10 December 2019	64,280	3,074.50	3,037.50	3,051.18	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/4216W_1-2019-12-10.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 11 December 2019

Diageo plc
Transaction in Own Shares
11 December 2019

Diageo plc ('Diageo') announces today that it has purchased 371,718 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
11 December 2019	272,134	3,082.00	3,057.50	3,065.70	LSE
11 December 2019	23,281	3,060.00	3,058.00	3,059.80	CHIX
11 December 2019	76,303	3,080.00	3,058.50	3,064.96	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/5787W_1-2019-12-11.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 12 December 2019

Diageo plc
Transaction in Own Shares
12 December 2019

Diageo plc ('Diageo') announces today that it has purchased 315,364 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
12 December 2019	260,975	3,100.50	3,066.00	3,077.19	LSE
12 December 2019	0	0.00	0.00	0.00	CHIX
12 December 2019	54,389	3,078.00	3,066.00	3,075.21	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/7401W_1-2019-12-12.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 13 December 2019

Diageo plc
Transaction in Own Shares
13 December 2019

Diageo plc ('Diageo') announces today that it has purchased 568,414 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
13 December 2019	521,748	3,067.50	2,950.50	3,038.83	LSE
13 December 2019	17,705	3,024.50	2,949.50	2,986.32	CHIX
13 December 2019	28,961	3,026.00	2,949.00	2,987.64	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/8939W_1-2019-12-13.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 16 December 2019

Diageo plc
Transaction in Own Shares
16 December 2019

Diageo plc ('Diageo') announces today that it has purchased 13,082 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
16 December 2019	9,431	3,090.00	3,069.00	3,082.02	LSE
16 December 2019	711	3,070.00	3,070.00	3,070.00	CHIX
16 December 2019	2,940	3,080.00	3,070.00	3,074.45	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/0503X_1-2019-12-16.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 17 December 2019

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 16 December 2019, Brian Franz, exercised options under The Diageo plc Senior Executive Share Option Plan.

The notification below, which has been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

17 December 2019

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Brian Franz
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	1. Exercise of options over American Depositary Shares under The Diageo plc Senior Executive Share Option Plan. 2. Sale of American Depositary Shares.
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	$113.66	9,039
		2.	$166.57	9,039
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-12-16
f)	Place of transaction	1. Outside a trading venue 2. New York Stock Exchange (XNYS)

Diageo PLC – Transaction in Own Shares
Dated 20 December 2019

Diageo plc
Transaction in Own Shares
20 December 2019

Diageo plc ('Diageo') announces today that it has purchased 193,568 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
20 December 2019	188,407	3,186.00	3,155.50	3,177.76	LSE
20 December 2019	755	3,155.00	3,155.00	3,155.00	CHIX
20 December 2019	4,406	3,160.00	3,155.50	3,158.40	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/7284X_1-2019-12-20.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 31 December 2019
Diageo plc
LEI: 213800ZVIELEA55JMJ32
Director/PDMR Shareholding

On 30 December 2019, Daniel Mobley exercised options over 516 Ordinary shares of 28 101/108 pence each in the Company under the Diageo 2010 Sharesave Plan at an option price of £17.44 per share.

The notification below, which has been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

31 December 2019

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Daniel Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Exercise of options under the Diageo 2010 Sharesave Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£17.44	516
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-12-30
f)	Place of transaction	Outside a trading venue

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 02 January 2020

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary